

Mail Stop 4628

October 3, 2018

<u>Via Email</u>
Mr. Andrew G. Inglis,
Chairman of the Board and Chief Executive Officer
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re:** **Kosmos Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-35167**

Dear Mr. Inglis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources